08030541

SEC Mail Processing
Section

MAR 24 2008

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 01/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 West 44th Street, Suite 1100
(No. and Street)

New York	NY	10036-8102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIDNEY W. AZRILIANT (212) 869-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL W. TELLER, CPA
(Name – *if individual, state last, first, middle name*)

501-B Surf Avenue, Brooklyn, New York 11224

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SIDNEY W. AZRILIANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY ASSOCIATES, INC., as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Sidney W. Azriliant, President

Title

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI5009982
Qualified in Westchester County
Commission Expires March 22, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

For the Year Ended January 31, 2008

MICHAEL W. TELLER, CPA
501-B SURF AVENUE, BROOKLYN, NY 11224
Phone: (718) 449-1767

INDEX

MICHAEL W. TELLER, CPA
501-B SURF AVENUE, BROOKLYN, NY 11224
PHONE: 718-449-1767

March 20, 2008

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

We have examined the FOCUS Report (Form X-17A-5 Part IIA) of Liberty Associates, Inc. as at January 31, 2008. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof, and of the accounting records, and other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed for Members, Brokers and Dealers. These procedures were designed to evaluate the presentation of Liberty Associates, Inc.'s financial position, not the effectiveness of its internal controls.

In our opinion, the accompanying FOCUS Report presents fairly, in the form required by the Securities and Exchange Commission, the financial position of Liberty Associates, Inc. at January 31, 2008 and therein, all in conformity with generally accepted accounting principles.

Very truly yours,

MICHAEL W. TELLER, CPA

By Michael W. Teller, CPA
MICHAEL W. TELLER, CPA

EXHIBIT A.

LIBERTY ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

As at January 31, 2008

ASSETS

Cash		$ 5,155
Western Asset Gov't		
Money Mkt Fund Class A	35,965	
Marketable stocks	24,439	
		60,404
TOTAL ASSETS		**$ 65,559**

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accrued Expenses & Accounts Payable		$ 5,535
CAPITAL		
Capital Stock	$ 5,000	
Paid In Surplus	80,000	
Retained Earnings	(24,976)	
		$ 60,024
TOTAL LIABILITIES & CAPITAL		**$ 65,559**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

LIBERTY ASSOCIATES, INC.

STATEMENT OF INCOME (LOSS)

For the Year Ended January 31, 2008

INCOME		
Commissions	$ 304,450	
Gain/Loss on Firm Securities Investment A/Cs	1,260	
Other Income	45,983	
TOTAL INCOME		$ 351,693
Less Expenses:		
Compensation -- Officer	$ 48,000	
NASD & Regulatory Dues & Fees	9,955	
Other Expenses	291,884	
TOTAL EXPENSES:		$ 349,839
NET INCOME (LOSS) FOR YEAR ENDED JANUARY 31, 2008:		$1,854

The accompanying notes to financial statements are an integral part of this report.

Michael W. Teller, CPA

EXHIBIT C.

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

For the Year Ended January 31, 2008

Working Capital Provided By:			
Net Income for Year		$	1,854
Increase: Paid in Surplus		$	10,000
NET WORKING CAPITAL PROVIDED		$	11,854
Net Increase (Decrease) in Working Capital			
Increase: Cash	4,148		
Increase: Government Securities	2,707		
Increase: Equities	1,261		
Decrease: Accrued Expenses	3,738		
INCREASE IN WORKING CAPITAL		$	11,854
WORKING CAPITAL AT February 1, 2007		$	48,170
WORKING CAPITAL AT January 31, 2008		$	60,024

The accompanying notes to financial statements are an integral part of this report.

Michael W. Teller, CPA

EXHIBIT D.

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

At January 31, 2008

	Capital Stock	Paid-In Surplus	Retained Earnings	Total Equity
Balance - January 31, 2007	$5,000	$70,000	($26,830)	$48,170
Increases (Decreases)				
Net Income (Loss) for Y/E 1/31/08	- 0 -	- 0 -	1,854	1,854
Increase: Paid in Surplus	- 0 -	10,000	- 0 -	10,000
Balance as of January 31, 2008	$5,000	$80,000	($24,976)	$60,024

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

LIBERTY ASSOCIATES, INC.

RECONCILIATION OF NET CAPITAL

At January 31, 2008

Ownership equity as per Statement of Financial Condition and Net Capital before haircuts on security position and non-allowable assets		$60,024
Less:		
Haircut at 6% of value of Exempt securities ($35,965)	$2,158	
Haircut at 15% of value of Other securities ($24,439)	$3,666	($5,824)
NET CAPITAL PER PART IIA, PAGE 11		**$54,200**

The accompanying notes to financial statements are an integral part of this report.

LIBERTY ASSOCIATES, INC.

Notes to the Financial Statements

For the Year Ended January 31, 2008

1. **Nature of the Business:** The Corporation is an Operating Broker Dealer engaged in private placements mainly in real estate syndications.

2. **Significant Accounting Policies:**

   - The financial statements have been prepared on the accrued basis of accounting.

   - Securities owned by the corporation are valued at market. The resulting difference between cost and market value is included in income. The Corporation does not sell marketable securities but keeps them solely for its own account.

   - The Corporation files corporate income tax returns and all income taxes, if any, have been paid through the prior year end of January 31, 2008.

3. **Net Capital Requirements:** The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2008 the Corporation had net capital of $54,200, which was $49,200 in excess of its minimum net capital required of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was .10 to 1.

4. **Special FINRA Payment:** The Corporation's Other income on it's Statement of Income (Loss) includes $35,000 received from FINRA in August, 2007. This is a one-time special member payment resulting from the consolidation of NASD and NYSE Member Regulation. It is an allowable asset for purposes of calculating net capital.

MICHAEL W. TELLER, CPA
501-B SURF AVENUE, BROOKLYN, NY 11224
PHONE: 718-449-1767

March 20, 2008

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

In planning and performing our audit of the financial statements of Liberty Associates, Inc. ("the Corporation") for the year ended January 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including the tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, the following areas of testing are not applicable:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with requirements for prompt payment for Securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at January 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Corporation, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

MICHAEL W. TELLER, CPA

By *Michael W. Teller, CPA*
MICHAEL W. TELLER, CPA

MICHAEL W. TELLER, CPA

501-B Surf Avenue, Brooklyn, NY 11224

Phone: 718-449-1767

March 20, 2008

Securities and Exchange Commission
Northeast Regional Office
3 World Financial Center
Room 4300
New York, NY 10281

Attn: Mr. Mark Schonfeld:
Regional Director

Re: Form X-17A-5
File No.: 12-015071-J

Dear Mr. Schonfeld:

My computation of Net Capital of Liberty Associates, Inc. as at January 31, 2008 agrees with the computation prepared by management.

Very truly yours,

MICHAEL W. TELLER, CPA

By Michael W. Teller, CPA

MICHAEL W. TELLER, CPA

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: LIBERTY ASSOCIATES, INC. [0013]

SEC File Number: 8- 31505 [0014]

Address of Principal Place of Business: 36 WEST 44TH STREET [0020]

NEW YORK [0021] NY [0022] 10036 [0023]

Firm ID: 15071 [0015]

For Period Beginning 01/01/2008 [0024] And Ending 01/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: SIDNEY W. AZRILIANT [0030] Phone: 212 869-8224 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	5,155 [0200]		5,155 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	35,965 [0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	24,439 [0424]		
	E. Spot commodities	[0430]		60,404 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities			

	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	[0735]	0 [0930]
12. TOTAL ASSETS		65,559 [0540]	0 [0740]	65,559 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	5,535 [1205]	[1385]	5,535 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

2. Includes equity subordination (15c3-1(d)) of [1000] [1010]				
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	5,535 [1230]	0 [1450]	5,535 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,000 [1792]
C. Additional paid-in capital	80,000 [1793]
D. Retained earnings	-24,976 [1794]
E. Total	60,024 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	60,024 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	65,559 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2008 [3932]	Period Ending 01/31/2008 [3933]	Number of months 1 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	-1,843 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	8,389 [3995]
9.	Total revenue	6,546 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		150 [4195]
15.	Other expenses		6,307 [4100]

16. Total expenses	6,457 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		89 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		89 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	89 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		60,024 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		60,024 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		60,024 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		60,024 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment**		

securities:

1. Exempted securities		2,158 [3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		3,666 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-5,824 [3740]
10. Net Capital			54,200 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	369 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	49,200 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	53,646 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		5,535 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 5,535 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 10 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		59,936 [4240]
A.	Net income (loss)		89 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		60,025 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

[redacted]

8-031505 FINRA JAN

LIBERTY ASSOCIATES INC
36 WEST 44TH ST STE 1100
NEW YORK, NY 10036

Form SIPC-4 (17-REV. 12/04) **FY 2008**

ASSESSMENT - FY 2008	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	150.–

X [signature] Pres — Authorized Signature/Title — Date 1/3/08

Securities Investor Protection Corporation
PO BOX 92185
Washington, DC 20090-2185

⑈00000004⑈ ⑆000031505⑆ 0000 2008⑈

LIBERTY ASSOCIATES, INC. 1-131/210 2139650 1233

DATE 1/3/08

PAY TO THE ORDER OF SIPC $ 150.00

One Hundred Fifty — DOLLARS

U.S.TRUST United States Trust Company of New York 11 West 54th Street New York, NY 10019

MEMO Form SIPC-4

⑆021001318⑆ 21 3965 0⑈ 1233

END